Exhibit 3.2.1

AMENDMENTS TO THE
AMENDED AND RESTATED BYLAWS OF
OLD DOMINION FREIGHT LINE, INC.

1. The first sentence of Article 6, Section 1 of the Bylaws has been deleted in its entirety and has been replaced with the following:

“The officers of the corporation shall be a chairman of the board, a vice chairman of the board, a president, a secretary and a treasurer and may include a chief executive officer, chief operating officer, executive vice president, one or more additional vice presidents, a controller, one or more assistant secretaries, one or more assistant treasurers, one or more assistant controllers, and such other officers as shall be deemed necessary.”

2. The title and text of Article 6, Section 6 of the Bylaws has been deleted in its entirety and has been replaced with the following:

“Chairman of the Board of Directors. The chairman of the board of directors shall preside at meetings of the board of directors and shareholders and shall have such other authority and perform such other duties as the board of directors shall designate. The board may designate the chairman as executive chairman.”

3. The title and text of Article 6, Section 8 of the Bylaws has been deleted in its entirety and has been replaced with the following:

“Chief Executive Officer, President and Chief Operating Officer. The chief executive officer shall exercise general supervision over the affairs of the corporation and, in the absence of the chairman or vice chairman, shall preside at meetings of the board of directors (if he or she is a director) and shareholders. The chief executive officer shall have such other authority and perform such other duties as the board of directors shall designate. The president shall report to the chief executive officer and shall have the power and authority generally conferred upon the president of a corporation, including the power to hire, appoint and discharge employees and agents of the corporation and sign and execute all authorized notes, bonds, contracts and other obligations in the name of the corporation. In the absence or disability of the chief executive officer, the president shall temporarily act as the chief executive officer of the corporation until the board of directors determines otherwise. The chief operating officer shall report to the chief executive officer or, if so directed by the chief executive officer, to the president and shall have general and active management of the operations of the corporation to the extent directed by the chief executive officer or the president, as the case may be, and shall be responsible for carrying out orders and directions of the chief executive officer and the president. The president and the chief operating officer shall have such other powers and perform such other duties as the board of directors shall designate or as may be provided by applicable law or elsewhere in these bylaws.”